EXHIBIT 21 SUBSIDIARIES OF HIBERNIA CORPORATION

NAME OF SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION

Hibernia National Bank	United States

Hibernia Capital Corporation	Louisiana

Hibernia Southcoast Capital, Inc.	Louisiana

Zachary Taylor Life Insurance Company, Inc.	Louisiana

Hibernia Investments, L.L.C. (1) (formerly Hibernia Investment Securities, Inc.)	Louisiana

Hibernia Insurance Agency L.L.C. (may also do business as Hibernia Rosenthal, Hibernia Rosenthal Insurance and Hibernia Friedler-LaRocca)	Louisiana

Coastal Capital Trust I	Delaware

Coastal Capital Trust II	Delaware

Hibernia Insurance Agency of Texas, Inc. (1)	Texas

Hibernia Reinsurance Company (1)	Vermont

HTA Investments, L.L.C. (1)	Louisiana

Hibernia Asset Management Limited Partnership (1)	Texas

Hibernia Asset Management, L.L.C. (1)	Louisiana

(1) Subsidiary of Hibernia National Bank

All other subsidiaries considered in the aggregate would not constitute a significant subsidiary.